Exhibit 99.1

PRESS RELEASE

Regulated information - This press release  contains inside information within the meaning of

Regulation (EU) No 596/2014 of the European Parliament and of  the Council of 16 April 2014 on

market abuse (market abuse regulation)

11 January 2023 –02:00 p.m. CET

EURONAV REJECTS FRONTLINE’S RIGHT TO TERMINATE COMBINATION AGREEMENT

ANTWERP, Belgium, January 11, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN), following further detailed consideration with our legal and financial advisors, hereby takes the opportunity to update our stakeholders on next steps following the announcement of our combination agreement partner on January 9, 2023.

Euronav has determined that Frontline’s (NYSE: FRO & OSE: FRO) unilateral action in pursuing the termination of the combination agreement has no basis under the terms of the combination agreement between the two companies signed on July 10, 2022, and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. Euronav has complied with its obligations under the combination agreement and has done everything in its power to make this transaction a success.

The Supervisory and Management Boards are in the process of analysing the Company’s options and will take appropriate action to protect and preserve the rights and interests of Euronav and its stakeholders, including but not limited to potential litigation and/or arbitration. Euronav will continue to execute on its value creation strategy and is well positioned to seize the opportunities offered by improving market conditions and maximize its value potential for all stakeholders.

Euronav continues to communicate and maintain a constructive dialogue with its shareholders.

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement of Q4 earnings: 2 February 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on

PRESS RELEASE

Regulated information - This press release  contains inside information within the meaning of

Regulation (EU) No 596/2014 of the European Parliament and of  the Council of 16 April 2014 on

market abuse (market abuse regulation)

11 January 2023 –02:00 p.m. CET

Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further five under construction and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Euronav desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav management’s examination of historical operating trends, data contained in company records and other data available from third parties. Euronav management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy,

PRESS RELEASE

Regulated information - This press release  contains inside information within the meaning of

Regulation (EU) No 596/2014 of the European Parliament and of  the Council of 16 April 2014 on

market abuse (market abuse regulation)

11 January 2023 –02:00 p.m. CET

sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.